SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE to Demonstrate Cloud-based Digital Policing & Investigative Software at IACP Conference, Dated October 10, 2016

99.2 NICE Trading Recording Receives Microsoft Skype for Business Certification, Dated October 19, 2016

99.3 NICE Actimize Survey Finds That More Than 50 Percent of Financial Services Organizations Face Challenges With Keeping ‘Beneficial Ownership’ Information Current, Dated October 25, 2016

99.4 NICE Continues to Expand its Contact Center WFO Market Share Lead According to DMG Report, Dated October 26, 2016

99.5 NICE Actimize Survey Finds Financial Institutions’ Risk Management Systems Lack Necessary Automation for Optimal Investigations, Dated October 27, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Yechiam Cohen Name: Yechiam Cohen Title: Corp. VP, General Counsel Dated: November 1, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE to Demonstrate Cloud-based Digital Policing & Investigative Software at IACP Conference, Dated October 10, 2016

99.2 NICE Trading Recording Receives Microsoft Skype for Business Certification, Dated October 19, 2016

99.3 NICE Actimize Survey Finds That More Than 50 Percent of Financial Services Organizations Face Challenges With Keeping ‘Beneficial Ownership’ Information Current, Dated October 25, 2016

99.4 NICE Continues to Expand its Contact Center WFO Market Share Lead According to DMG Report, Dated October 26, 2016

99.5 NICE Actimize Survey Finds Financial Institutions’ Risk Management Systems Lack Necessary Automation for Optimal Investigations, Dated October 27, 2016